February 15, 2008


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for RiverSource Variable Portfolio Select Series, Inc. (the "Registrant"), and, under the date of February 20, 2007, we reported on the Registrant's financial statements for RiverSource Variable Portfolio - Core Equity Fund as of and for the years ended December 31, 2006 and 2005. On April 13, 2007, we were dismissed. We have read the Registrant's statements included under Sub-Item 77K of its Form N-SAR, dated on February 15, 2008, and we agree with such statements, except that we are not in a position to agree or disagree with the statement that (i) The Joint Audit Committee and the Board of Directors of the Registrant approved the dismissal of KPMG LLP on April 12, 2007, or (ii) the statements in the last paragraph.

Very truly yours,


/s/ KPMG LLP